                                                                      Exhibit 12


                       MERCK & CO., INC. AND SUBSIDIARIES

               Computation of Ratios of Earnings to Fixed Charges

                         (In millions except ratio data)

                                         Three Months
                                            Ended
                                           March 31                             Years Ended December 31
                                         ------------   ----------------------------------------------------------------------
                                            1996           1995           1994           1993           1992           1991
                                         ------------   ----------     ----------     ----------     ----------     ----------
     Income Before Taxes
       and Cumulative Effect
       of Accounting Changes             $  1,239.0     $  4,797.2     $  4,415.2     $  3,102.7     $  3,563.6     $  3,166.7

     Add:
       One-third of rents                       7.4           28.1           36.0           35.0           34.0           31.1
       Interest expense, net                   28.1           60.3           96.0           48.0           23.6           26.0
       Preferred stock dividends               17.4            2.1            -              -              -              -
                                         ----------     ----------     ----------     ----------     ----------     ----------
         Earnings                        $  1,291.9     $  4,887.7     $  4,547.2     $  3,185.7     $  3,621.2     $  3,223.8
                                         ==========     ==========     ==========     ==========     ==========     ==========

     Fixed Charges
       One-third of rents                $      7.4     $     28.1     $     36.0     $     35.0     $     34.0     $     31.1
       Interest expense                        34.5           98.7          124.4           84.7           72.7           68.7
       Preferred stock dividends               17.4            2.1            -              -              -              -
                                         ----------     ----------     ----------     ----------     ----------     ----------
         Fixed Charges                   $     59.3     $    128.9     $    160.4     $    119.7     $    106.7     $     99.8
                                         ==========     ==========     ==========     ==========     ==========     ==========

     Ratio of Earnings
       to Fixed Charges                          22             38             28             27             34             32
                                         ==========     ==========     ==========     ==========     ==========     ==========

For purposes of computing these ratios, "earnings" consist of income before taxes, cumulative effect of accounting changes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rent), interest expense, net of amounts capitalized, and dividends on preferred stock of subsidiary companies. "Fixed charges" consist of one-third of rents, interest expense as reported in the Company's consolidated financial statements and dividends on preferred stock of subsidiary companies.